FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Clarksons Securities, Inc.
Year Ended December 31, 2025
With Report of Independent Registered Public
Accounting Firm *(Confidential Pursuant to SEC
Rule 17a-5(e)(3))*

*(SEC I.D. No. 8-45221)*

# Clarksons Securities, Inc.

# Financial Statements and Supplemental Information

## Year Ended December 31, 2025

## Contents

Facing Page and Oath or Affirmation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-45221

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

(MM/DD/YY)      (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Clarksons Securities, Inc**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant

   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**104 West 40th Street - 12th Floor**

(No. and Street)

| **New York** | **NY** | **10018** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Brian J. McDonagh** | **212-317-7092** | brian.mcdonagh@clarksons.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Forvis Mazars, LLP**

(Name – if individual, state last, first, and middle name)

| **135 West 50th Street** | **New York** | **NY** | **10020** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| **October 16, 2003** | **686** |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Brian J. McDonagh _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Clarksons Securities, Inc _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Chief Compliance Officer

**This filing\*\* contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a 7(d)(2), as applicable.*

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us



# Report of Independent Registered Public Accounting Firm

Shareholder
Clarksons Securities, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clarksons Securities, Inc. (the Company) as of December 31, 2025, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The information contained in Schedules I though II ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

**New York, New York**
**March 2, 2026**

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited

# Clarksons Securities, Inc.

## Statement of Financial Condition

### December 31, 2025

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 3,652,563 |
| Deposit with clearing broker | | 100,000 |
| Receivables from clearing broker | | 2,898,599 |
| Receivables from clients | | 668,340 |
| Investments | | 7,212,300 |
| Fixed assets, net of accumulated depreciation and amortization of $298,751 | | 133,417 |
| Due from related parties | | 669,828 |
| Prepaids and other assets | | 121,675 |
| Total assets | $ | 15,456,722 |

**Liabilities and stockholder's equity**

Liabilities:

| | | |
|---|---|---:|
| Accounts payable, accrued expenses, and other liabilities | $ | 1,246,221 |
| Due to related parties | | 1,756,331 |
| Total liabilities | | 3,002,552 |
| Subordinated debt | | 5,000,000 |

Stockholder's equity:

| | |
|---|---:|
| Common stock; $0.001 par value, 10,000 shares authorized, 3,750 shares issued and outstanding | 4 |
| Preferred stock; $0.001 par value, 1,000 shares authorized none issued and outstanding | — |
| Additional paid-in capital | 19,266,856 |
| Retained earnings (accumulated deficit) | (11,812,690) |
| Total stockholder's equity | 7,454,170 |
| Total liabilities and stockholder's equity | $ 15,456,722 |

*The accompanying notes are an integral part of these financial statements.*

*This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.*

# Clarksons Securities, Inc.

## Statement of Income

### Year Ended December 31, 2025

| Revenues: | | |
|---|---|---|
| Underwriting fees | $ | 2,385,987 |
| Brokerage commissions | | 1,517,047 |
| Service fee income | | 1,541,305 |
| Research income | | 311,467 |
| Trading revenue, net | | 272,352 |
| Interest income | | 4,280 |
| Total revenues | | 6,032,438 |
| **Expenses:** | | |
| Compensation and benefits | | 2,832,001 |
| Professional fees | | 251,845 |
| Communications and data processing | | 559,668 |
| Travel and entertainment | | 117,731 |
| Occupancy | | 187,007 |
| Regulatory and brokerage costs | | 627,557 |
| Depreciation | | 35,415 |
| Interest expense | | 265,062 |
| Other | | 435,323 |
| Total expenses | | 5,311,609 |
| **Net income before income taxes** | | 720,829 |
| **Income taxes** | | - |
| **Net income** | $ | 720,829 |

*The accompanying notes are an integral part of these financial statements.*

*This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.*

# Clarksons Securities, Inc.

## Statement of Changes in Stockholder's Equity

### Year Ended December 31, 2025

| | Common Stock | Preferred Stock | Additional Paid-in Capital | Retained Earnings (Accumulated (Deficit) | Total Stockholder's Equity |
|---|---|---|---|---|---|
| **Balance at January 1, 2025** | $ 4 | $ — | $ 19,266,856 | $ (12,533,519) | $ 6,733,341 |
| Net income | — | — | — | 720,829 | 720,829 |
| **Balance at December 31, 2025** | $ 4 | $ — | $ 19,266,856 | $ (11,812,690) | $ 7,454,170 |

*The accompanying notes are an integral part of these financial statements.*

*This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.*

4

Clarksons Securities, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2025

| | |
|---|---|
| Subordinated debt at January 1, 2025 | $5,000,000 |
| Increases | - |
| Decreases | - |
| Subordinated debt at December 31, 2025 | $5,000,000 |

*The accompanying notes are an integral part of these financial statements.*

*This report is deemed confidential in accordance with Rule 17a5-(3) under the Securities Exchange Act of 1934.*

# Clarksons Securities, Inc.

## Statement of Cash Flows

### Year Ended December 31, 2025

**Cash flows from operating activities**

| | | |
|---|---|---:|
| Net income | $ | 720,829 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Depreciation | | 35,415 |
| Change in operating assets and liabilities: | | |
| Receivables from clearing broker | | 2,961,820 |
| Receivables from clients | | (558,714) |
| Due from related parties | | (167,165) |
| Prepaids and other assets | | (202,984) |
| Accounts payable, accrued expenses and other liabilities | | 551,665 |
| Due to related parties | | 1,411,052 |
| Net cash provided by operating activities | | 4,751,918 |

| | | |
|---|---|---:|
| Net cash provided by (used in) investing activities | | |
| Purchase of fixed assets | | (36,163) |
| Sale of investment securities | | 42,097,000 |
| Purchase of investment securities | | (49,046,675) |
| Net cash (used in) investment activities | | (6,985,838) |

| | | |
|---|---|---:|
| Net decrease in cash | | (2,233,920) |
| Cash at beginning of year | | 5,886,483 |
| Cash at end of year | $ | 3,652,563 |

**Supplemental disclosure of cash flow information**

| | | |
|---|---|---:|
| Cash paid during the year for interest | $ | 12,322 |
| Cash paid during the year for income taxes | $ | - |

*The accompanying notes are an integral part of these financial statements.*

*This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.*

6

## Notes to Financial Statements

### 1. Organization and Nature of Business

Clarksons Securities, Inc. (the "Company") engages primarily in providing corporate finance advisory services and the underwriting, distribution, and trading of equity and debt securities. The Company also participates in underwriting corporate debt securities in the United States as a selling group or syndicate member, including advisory services related thereto, and managing the private placement of exempt corporate and debt securities of United States issuers and foreign issuers. The Company additionally chaperones the research and trading activities of Clarksons Securities AS (the "Parent") into the United States.

The Company is a wholly owned subsidiary of the Parent, which is based in Norway. The Company is based in the United States and conducts business from its main office in New York City. The Company is licensed and regulated by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in the United States. The Parent is licensed and regulated by the Financial Services Authority of Norway. The Parent is wholly owned by Clarkson PLC (the "Ultimate Parent"), which is listed on the London Stock Exchange.

The Company clears all U.S. customer transactions on a fully-disclosed basis through Pershing LLC ("Pershing"), an independent clearing firm. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the reserve requirement and possession or control provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) and (ii) of Rule 15c3-3. The Company's other business activities are limited by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5. The Company is also a party to a chaperoning arrangement with its Parent, pursuant to which the Company chaperones certain activities of the Parent in the U.S.

### 2. Significant Accounting Policies

#### Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

As further described in the related party transactions footnote (note 7), the Company is a member of a group of companies with transactional relationships with members of the group. As such, it is possible that the terms of these transactions are not the same as those which result from transactions among unrelated parties.

*This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.*

Clarksons Securities, Inc.

Notes to Financial Statements (Continued)

## 2. Significant Accounting Policies (Continued)

### Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

### Receivables from Clearing Broker and from Clients

Receivables from the Company's clearing broker consist of commissions earned by the Company and amounts otherwise held on deposit by the clearing broker. Receivables from clients consist of amounts due for research and placement of securities services and reimbursement of legal expenses. Receivables are periodically assessed for impairment and, as of December 31, 2025, an allowance for credit losses of $27,998 was recorded based on that assessment.

### Securities Owned and Securities on Deposit, at Fair Value

Securities transactions are recorded on a trade-date basis. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the fair value reflected in the Company's Statement of Financial Condition. Securities owned are stated at quoted market price, with unrealized gains or losses reflected in principal transactions.

### Prepaids and Other Assets and Accounts Payable, Accrued Expenses and Other Liabilities

Prepaids and other assets consist primarily of prepaid expenses and other receivables. Accounts payable, accrued expenses, and other liabilities consist of annual bonuses, 401(k) benefit plan match liability, tax withholdings, amounts due to trade creditors and other accrued expenses.

### Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of five to seven years.

### Revenue and Underwriting Costs

Revenue is accounted for in accordance with Accounting Standard Codification (ASC) Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that the Company recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

*This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.*

8

## Notes to Financial Statements (Continued)

### 2. Significant Accounting Policies (Continued)

### Revenues and Underwriting Costs (Continued)

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the consumption of the performance obligations by the customer; and whether constraints on variable consideration should be applied to certain future events.

ASC Topic 606 requires the Company to follow a five-step model to: (1) identify the contract or contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration to the extent that it is probable a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

*Brokerage Commissions.* The Company buys and sells securities on behalf of its customers. When a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to the customer. Payment for the performance obligation occurs on the settlement date (date the trades are settled with the customer).

*Underwriting Fees and Costs.* The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from the fees arising from securities offerings in which the Company acts as an underwriter, which is the performance obligation. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy in a firm commitment offering or has sold in a best efforts offering. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities transactions, as there are no significant actions the Company needs to take to fulfill its performance obligations, and the issuer obtains control of the benefit of proceeds from the securities offering. Payment for the performance obligation generally occurs at the closing date of the transaction. Underwriting costs that are deferred under the guidance in FASB ASC Topic 340-40-25-3 are recognized in expense at the time the related revenues are recorded. In the event the securities offering is aborted, the Company immediately expenses those costs. There were no retainers or other fees received from customers prior to recognizing revenue for the year ending December 31, 2025. As of December 31, 2024, amounts due from clients amounted to $109,626.

*This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.*

**2. Significant Accounting Policies (Continued)**

**Revenues and Underwriting Costs (Continued)**

*Research Income.* The Company engages in the distribution of its third-party affiliate research to institutional clients. Under the terms of the customer agreements, the performance obligation is met once the research is provided, however, the amounts realizable are variable. There is uncertainty related to the amount a customer will pay that are outside of the Company's control and are based on customary business practices. The Company does not believe it can overcome this constraint until the customer has notified the Company what it will pay for the research. Typically, revenue is recognized when the client has notified the Company of payment for research provided.

*Execution Fees.* The Company provides execution services to its Parent that are recognized on the trade date, consistent with the accounting policy described above for brokerage commissions.

*Service Fee Income.* The Company has a chaperoning agreement with its Parent pursuant to Securities and Exchange Commission Rule 15a-6 (the "15a-6 Services Agreement" or "Chaperoning Agreement"), in which a portion of the Company's normal operating costs plus an agreed upon markup are reimbursed by the Parent to the Company generally with a cap of $2 million per year. Service fee income is recognized when the performance obligations are recognized over time as services are provided by the Company in accordance with the Chaperoning Agreement.

**Income Taxes**

Income taxes are accounted for under ASC Topic 740 (Topic 740), *Income Taxes.* Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. In accordance with ASC Topic 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions that are not more-likely-than-not to be realized if challenged by taxing authorities.

An amendment to ASC Topic 740, *Income Taxes,* generally simplified the accounting for income taxes by removing certain complexities involving: (1) allocating tax expense or benefit to components of the income statement; (2) deferred tax liabilities related to outside basis differences for equity method investments and foreign subsidiaries; and (3) allocating year-to-date losses between interim periods in a year. Among other provisions, the amendment also provides guidance in accounting for franchise taxes. During 2025, the Company paid New York State and City franchise taxes of $7,972, which is included in Other Expense in the Statement of Operations. ASC Topic 740 was further amended by FASB ASU 2023-09, *Improvements to Income Tax Disclosures,* which was issued to enhance the transparency and decision usefulness of income tax disclosures. The enhanced disclosures are presented in Note 9 – Income Taxes. The adoption of this standard did not have a material impact on the financial statements.

*This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1933.*

**2. Significant Accounting Policies (Continued)**

**Other Expenses**

Other expenses include service charges from the Parent for administration of $104,159 for the year ended December 31, 2025. The remaining expenses include amounts for insurance and various other general and administrative expenses.

**Leases**

Leases are accounted for in accordance with ASC Topic 842, Leases ("ASC Topic 842") which, among other things, ASC Topic 842 requires the recognition of lease assets and lease liabilities on the balance sheet of leasees, along with the disclosure of key information about leasing arrangements. Previously, obligations with respect to operating leases were disclosed in a footnote to the financial statements and not included on the balance sheet. The Company currently is subleasing space from an affiliate of the Parent in accordance with its Expense Sharing Agreement with the Parent Company. This lease is not subject to ASC Topic 842, as the initial and extended terms of the lease were twelve months or less.

**Credit Losses**

Credit losses are accounted for in accordance with ASU No. 2016-13, Financial Instruments-Credit Losses ("ASC Topic 326"). ASC Topic 326 requires a financial asset (or group of financial assets) measured at amortized cost to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from amortized cost of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Previously, when credit losses were measured, an entity generally only considered past events and current conditions in measuring the incurred loss. The Company has not experienced significant credit losses and, as such, the application of ASC Topic 326 does not have a material effect on its financial statements.

Clarksons Securities, Inc.

Notes to Financial Statements (Continued)

## 2. Significant Accounting Policies (Continued)

**Financial Instruments and Fair Value Measurements**

Generally accepted accounting principles require the disclosure of financial instruments, as defined, for both assets and liabilities reported in the Company's Statement of Financial Condition. Primarily all of the Company's financial instruments are carried at, or approximate, fair value.

The Company's assets and liabilities with short and intermediate-term maturities and defined settlement amounts include cash, receivables, payables, and accrued expenses and are carried at their contractual amounts, which approximate fair value. U.S. Treasury Securities are reported at fair value on a recurring basis based on dealer and broker quotes.

The measurement of fair values gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities. These are considered Level 1 measurements. Level 2 measurements are fair values obtained from quoted prices for similar instruments in active markets, and Level 3 measurements are generated from model-based techniques that use significant assumptions not observable in the market.

At December 31, 2025, the Company owned $7,212,300 of U.S. Government Securities, which are valued using quoted market prices. Valuation adjustments were not applied. U.S. Government Securities are generally categorized in Level 1 of the fair value hierarchy.

## 3. Receivables from and Deposit with Clearing Broker

Receivables from the Company's clearing broker consist of commissions earned by the Company and amounts otherwise held on deposit by the clearing broker. The Company also maintains cash deposited with Pershing pursuant to a fully-disclosed clearing agreement ("Clearing Agreement") entered into on October 28, 2011, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2025, the Company had $100,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.

## 4. Fixed Assets

At December 31, 2025, fixed assets consist of the following:

|  |  | Estimated Useful Life in Years |
| --- | --- | --- |
| Furniture and Fixtures | $ 211,377 | 7 |
| Equipment | 140,791 | 5 |
| Software | 80,000 | 5 |
| Total cost | 432,168 | |
| Less accumulated depreciation and amortization | (298,751) | |
| Total cost, net of accumulated depreciation and amortization | $ 133,417 | |

## 5. Commitments and Contingencies

### Leases

The Company currently is subleasing space from an affiliate of the Parent in accordance with its Expense Sharing Agreement with the Parent Company. This lease is not subject to ASC Topic 842, as the initial and extended terms of the lease were twelve months or less. During the year ended December 31, 2025, lease expense was $176,689 and was included in Occupancy expense on the Statement of Income.

### Clearing Broker Indemnification

The Company applies the provisions of Topic ASC 460, *Guarantees,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2025, no amounts were recorded under such agreement as no loss exists.

### Defined Contribution Benefit Plan

The Company maintains a defined contribution 401(k) benefit plan (the "Plan"), and made fixed matching contributions of 100% of the first 3% of employee contributions to the Plan and 50% of the next 2% of employee contributions to the Plan, not to exceed the employee contribution and capped at $11,600 per employee. The Company made matching contributions of $62,602 for the year ended December 31, 2025.

*This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.*

## 6. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEA Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2025, the Company had regulatory net capital of $10,849,670 which exceeded the regulatory requirement by $10,599,670.

Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies. During December 2024, the Company applied for and subsequently obtained approval from FINRA: (1) to distribute the Parent Company $5,000,000 in December of 2024; and (2) pursuant to a subordinated debt agreement, to subsequently borrow $5,000,000 from its Parent. The subordinated debt is included in the Company's regulatory capital. Proprietary balances held at Pershing, or proprietary accounts of introducing brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and Pershing, which require, among other things, that Pershing perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) and (ii) exemption with respect to its activities in U.S. securities which are cleared on a fully disclosed basis through its clearing broker, Pershing. The Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 are limited to: (1) proprietary trading; (2) research income, (3) execution fees, (4) service fee income; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

## 7. Related Party Transactions

Pursuant to expense sharing arrangements, the Company's Parent and affiliates of the Ultimate Parent (the "affiliates") provide certain services related to accounting and administrative functions, IT expenses, and errors & omissions and directors & officers insurance, and any other reasonable services requested by the Company. During the year ended December 31, 2025, the Company recorded an expense of $346,381 for these services, paid its Parent $612,502 and has a payable to Parent and affiliates of $35,158 as of December 31, 2025. All amounts due are included in Due to related parties in the Statement of Financial Condition as of December 31, 2025. Of the total amount recorded as an expense under these expense sharing arrangements, $346,381 was allocated to Other expenses in the Statement of Income. Also, a shared underwriting fee of $1,468,433 is due the Parent Company as of December 31, 2025, and is included in Due to related parties in the Statement of Financial Condition as of December 31, 2025.

*This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.*

**7. Related Party Transactions (continued)**

Pursuant to a Transfer Pricing Agreement and the Chaperoning Agreement between the Company and its Parent, the Company earns fees for assisting with underwriting, sales and chaperoning, and on certain deals pays a certain percentage of its investment banking and corporate finance underwriting revenue to its Parent for services provided. On other transactions the Company is paid a share of corporate finance fees generated by the Parent for sales and chaperoning services provided by the Company. During the year ended December 31, 2025, the Company earned $689,225 in underwriting, sales and chaperoning fees pursuant to the Transfer Pricing Agreement, and $599,922 remained due from the Parent as of December 31, 2025.

The Company additionally earns fees for chaperoning underwriting and investment banking provided to U.S. institutional customers in accordance with its Chaperoning Agreement with its Parent. During the year ended December 31, 2025, the revenue recognized under the Chaperoning Agreement was $743,188 of which $689,225 is included in Underwriting fees and $53,963 is included in Brokerage commissions on the Statement of Income.

The Company distributed $5,000,000 of capital to its Parent in December 2024. Subsequently and pursuant to a subordinated debt agreement, the Company borrowed $5,000,000 from its Parent, and is presented as Subordinated debt on the Company's Statement of Financial Position as of December 31, 2025. The Subordinated debt carries an interest rate of approximately 5%, amounted to $252,740 as of December 31, 2025, and is included in Due to related parties in the Statement of Financial Condition.

The Company is owed $25,628 for the ShareSave Program that is included in Due from related parties in the Statement of Financial Condition as of December 31, 2025. The ShareSave Program involves restricted stock of the Ultimate Parent.

The Company is also reimbursed for costs and earns fees for expenses and fees related to these activities, which includes execution charges amounting to $127,123 of which $19,913 was due from Parent as of December 31, 2025, and is included in Due from related parties in the Statement of Financial Condition.

The Company's Chaperoning Agreement with its Parent provides for the reimbursement of costs associated with the operation of the Company plus an agreed upon markup, generally, with a cap of $2 million per year. During the year ended December 31, 2025, the Company recognized revenue of $1,541,305 from the Parent, which is included in Service fee income on the Statement of Income. As of December 31, 2025, $24,366 was due from the parent for such services.

As of December 31, 2024, amounts due from related parties amounted to $502,664 and amounts due to related parties amounted to $345,279.

*This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.*

## 8. Concentration of Credit Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC and SIPC limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with Pershing. The Company's Clearing Agreement with Pershing provides that Pershing's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

## 9. Income Taxes

The Company operates as a "C" Corporation and is therefore subject to federal, state and local income taxes within its operating jurisdictions.

Income tax expense included in the Statement of Income as determined in accordance with ASC 740 is as follows:

| | |
|---|---:|
| Current income tax expense/(benefit) | |
| Federal | $ - |
| State and local | - |
| Total current income tax expense/(benefit) | - |
| | |
| Deferred income tax expense/(benefit) | |
| Federal | 174,292 |
| State and local | 118,000 |
| Total deferred income tax expense | 293,092 |
| | |
| Decrease in valuation allowance | (293,092) |
| Deferred income tax expense | $ - |

The Company considers the need for a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. Based on this evaluation, as of December 31, 2025, a valuation allowance of $4,034,294 has been recorded in order to measure the entire deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given subjective evidence such as the Company's projections for growth.

*This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.*

**9. Income Taxes (Continued)**

A reconciliation of the difference between the expected income tax expense and the effective tax rate at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

| | Amount | Percentage |
|---|---|---|
| Net income before taxes | $ 720,829 | |
| | | |
| Expected income tax benefit at U.S. statutory rate of 21% | 151,374 | 21.00% |
| Effect of state and local taxes, net of U.S. federal income tax effects | 94,257 | 13.08% |
| Nondeductible items: | | |
| Entertainment expense | 23,167 | 3.21% |
| Other nondeductible items | 690 | .09% |
| Correction of prior year provisions | 35,990 | 4.99% |
| Change in valuation allowance – deferred income taxes | (293,092) | (40.66)% |
| Other, net | (12,386) | (1.71)% |
| | | |
| Effective tax rate | $ - | - % |

The Company's deferred taxes at December 31, 2025 were as follows:

| | |
|---|---|
| Deferred tax assets | $ 4,034,294 |
| Valuation allowance | (4,034,294) |
| Deferred tax assets, net | $ - |

The Company's deferred tax assets and liabilities are comprised of the following temporary differences as of December 31, 2025:

| | |
|---|---|
| Net operating loss carryforwards | $ 3,704,433 |
| Accrued expenses | 306,911 |
| Other | 23,976 |
| Depreciation | (1,026) |
| Total deferred tax assets | 4,034,294 |
| Valuation allowance | (4,034,294) |
| Deferred tax assets, net | $ - |

*This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.*

Clarksons Securities, Inc.

Notes to Financial Statements (Continued)

**9. Income Taxes (Continued)**

As of December 31, 2025, the Company has federal, state and local net operating loss carry forwards of approximately $9,603,880, $13,192,321 and $13,019,573 respectively. A portion of the federal net operating loss carry forwards, amounting to $1,737,885 will begin to expire in 2035, but can be used to reduce taxable income without limitation. Federal net operating loss carryforwards remaining for the years ended December 31, 2024, 2022, 2021, 2020, 2019, 2018 amounting to approximately $188,329, $806,702, $347,807, $2,791,630, $3,252,974 and $478,553, respectively, can be carried forward indefinitely. All net operating losses incurred after December 31, 2017 can only offset 80% of taxable income in any given year.

At December 31, 2025, the Company did not have any unrecognized tax benefits or liabilities resulting from uncertain tax positions. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change in the next 12 months. The Company recognizes tax-related interest and penalties as Income tax expense in the Statements of Operations.

The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by the tax authorities. There are presently no ongoing income tax examinations.

**10. Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, trade execution, research and other services it provides to its Parent in accordance with its Chaperoning Agreement between the parties. The Company has identified its Co-Chief Executive Officers as the chief operating decision makers ("CODM"), who use net income to evaluate the result of the business to manage the Company. Additionally, the CODM uses excess net capital (Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether or not adequate capital is maintained for potential investment banking transactions. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

**11. Subsequent Events**

No other events or transactions occurred subsequent to December 31, 2025 through the date of these financial statements were issued that would require recognition or disclosure in these financial statements.

*This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.*

# Supplemental Schedules

# Clarksons Securities, Inc.

## Computation of Net Capital Pursuant to SEC Rule 15c3-1

### December 31, 2025

| | |
|---|---:|
| Total stockholder's equity | $ 7,454,170 |
| Liabilities subordinated to claims of general creditors | 5,000,000 |
| Total capital and allowable subordinated liabilities | 12,454,170 |

*Non-allowable assets, deductions and/or charges*:
| | |
|---|---:|
| Fixed assets | 133,417 |
| Receivables from clients | 668,340 |
| Due from related parties | 669,828 |
| Prepaids and other assets | 121,675 |
| Total non-allowable assets, deductions and/or charges | 1,593,260 |
| | |
| Net capital before haircuts on securities | 10,860,910 |
| Haircut on other securities | (11,240) |
| Net capital under SEC Rule15c3-1 | $ 10,849,670 |

**Aggregate indebtedness**
| | |
|---|---:|
| Accounts payable, accrued expenses, and other liabilities | $ 1,246,221 |
| Due to related parties | 1,756,331 |
| Total aggregate indebtedness | 3,002,552 |
| 6 2/3% of aggregate indebtedness | 200,170 |
| Percentage of aggregate indebtedness to net capital | 27.67% |

**Computation of net capital requirement**
| | |
|---|---:|
| Minimum net capital requirement (the greater of $250,000 or 6 2/3% of aggregate indebtedness) | $ 250,000 |
| | |
| Net capital in excess of minimum requirement | $ 10,599,670 |

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2025 Part IIA FOCUS, as amended on February 21, 2026.

*This report is deemed Confidential in accordance with Rule 17a5-(c)(3) under the Securities Exchange Act of 1934*

# Clarksons Securities, Inc.

## Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

### Year Ended December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) and (ii) of such Rule) under the Securities Exchange Act of 1934 with respect to its activities in U.S. securities which are cleared on a fully disclosed basis through Pershing LLC as an introducing broker-dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker, and does not otherwise hold funds or securities of customers.

The Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 are limited to: (1) proprietary trading; (2) research income, (3) execution fees, (4) service fee income; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

*This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.*



Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us

forvis mazars

## Report of Independent Registered Public Accounting Firm

Shareholder
Clarksons Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Clarksons Securities, Inc. (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: Section (k)(2)(i) and (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 are limited to: (1) proprietary trading; (2) research income, (3) execution fees, (4) service fee income; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Forvis Mazars, LLP

**New York, New York**
**March 2, 2026**

21


**Clarksons**
Securities, Inc.

March 2, 2026

RE: Clarkson Securities, Inc.'s Exemption Report

To Whom It May Concern:

Clarkson Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 (the "exemption provision") and

(2) the Company met the identified exemption provisions throughout the most recent fiscal year ended 12/31/2025 without exception.

(3) The Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 are limited to: (1) proprietary trading; (2) research income, (3) execution fees, (4) service fee income; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Brian McDonagh, affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.

Brian McDonagh
Chief Compliance Officer